UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12252

EQUITY RESIDENTIAL

(Exact name of registrant as specified in its charter)

2 NORTH RIVERSIDE PLAZA, SUITE 400

CHICAGO, ILLINOIS 60606

(312) 474-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A

9 1/8% SERIES B CUMULATIVE REDEEMABLE PREFERRED SHARE OF BENEFICIAL INTEREST,

$0.01 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A 9 1/8% SERIES C CUMULATIVE
REDEEMABLE PREFERRED SHARE OF BENEFICIAL

INTEREST, $0.01 PAR VALUE PER SHARE

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A 8.60% SERIES D CUMULATIVE
REDEEMABLE PREFERRED SHARE OF BENEFICIAL

INTEREST, $0.01 PAR VALUE PER SHARE

SERIES E CUMULATIVE CONVERTIBLE PREFERRED SHARES OF BENEFICIAL

INTEREST, $0.01 PAR VALUE PER SHARE

SERIES H CUMULATIVE CONVERTIBLE PREFERRED SHARES OF BENEFICIAL

INTEREST, $0.01 PAR VALUE PER SHARE

DEPOSITARY SHARES EACH REPRESENTING 1/10 OF A 6.48% SERIES N CUMULATIVE
REDEEMABLE PREFERRED SHARE OF BENEFICIAL

INTEREST, $0.01 PAR VALUE PER SHARE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

(Date of Event Which Requires Filing of the Statement)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Equity Residential has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 18, 2005	EQUITY RESIDENTIAL

		By:	/s/ Yasmina Duwe
Yasmina Duwe First Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.